

September 19, 2022

Tammy Brandt
Chief Legal Officer
FaZe Holdings Inc.
720 N. Cahuenga Blvd.
Los Angeles, California 90038

> **Re: FaZe Holdings Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 15, 2022**
> **File No. 333-266435**

Dear Ms. Brandt:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Amendment No. 2 to Registration Statement on Form S-1 filed September 15, 2022

Cover Page

1. We note your disclosure that your Sponsor, the FaZe securityholders and purchasers in the IPO may experience a positive rate of return. Please revise here and on pages 34-35 to also state that the Sponsor, PIPE Investors and other Selling Holders may experience a positive rate of return that the other public securityholders may not experience due to differences in the applicable purchase prices and trading prices. We also note your disclosure of the potential profit that holders of the units sold in the IPO will earn based on the current trading price; revise here and on pages 34-35 to disclose the potential profit that each category of Selling Holders will earn based on the current trading price.

Please contact Brian Fetterolf at 202-551-6613 or Lilyanna Peyser at 202-551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Laura Kaufmann Belkhayat